INTERIM MANAGEMENT DISCUSSION & ANALYSIS

QUARTERLY HIGHLIGHTS

MARCH 31, 2018

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED MARCH 31, 2018	TSX.V:SIL

This Interim Management’s Discussion and Analysis – Quarterly Highlights (“Interim MD&A”) is an overview of all material information about SilverCrest Metals Inc.’s (the “Company” or “SilverCrest”) operations, liquidity and capital resources for the three months ended March 31, 2018. The Interim MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018 and 2017, and the related notes contained therein which have been prepared under International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board. The following should also be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017 and 2016, and the related notes contained therein. All amounts are stated in Canadian dollars unless otherwise indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmetals.com.

The first, second, third, and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3”, and “Q4”, respectively. All amounts are stated in Canadian dollars unless otherwise indicated.

The effective date of this Interim MD&A is May 18, 2018. This Interim MD&A contains forward-looking information. Reference to section “8. Forward-Looking Statement” on page 8 of this Interim MD&A is advised.

1.	HIGHLIGHTS

The Company’s key events and highlights during the three months ended March 31, 2018 and to date include the following:

a.	Las Chispas Exploration

Overview
The Company is currently focused on its Las Chispas property (“Las Chispas” or the “Property”) located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. The Property consists of 28 concessions totaling an estimated 1,400 hectares and is in a prolific mining area with nearby precious metal producers. There are now 23 identified epithermal veins on the Property (previously reported as 19 veins). Of the 23 veins, the Company has tested ten of these veins (the Babicanora, Babicanora Footwall, Las Chispas, Giovanni, La Blanquita, Luigi, William Tell, Varela, Granaditas and Amethyst veins). Only five of these ten drilled tested veins have been included in the mineral resource estimates described in the next section below.

Mineral Resource Estimate
A technical report was prepared for the Company in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), by James Barr, P. Geo, Senior Geologist at Tetra Tech Canada Inc. titled, “Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico” (the “Technical Report”), effective February 12, 2018, as amended May 9, 2018, and is available on the Company’s website at www.silvercrestmetals.com or under SilverCrest’s SEDAR profile at www.sedar.com.

The mineral resource estimate was based on the Company’s Phase I and II exploration programs and was classified as an Inferred Mineral Resource based on CIM Definition Standards. Inferred Mineral Resources were estimated at 3.4 million tonnes grading 3.63 grams per tonne (“gpt”) gold (or “Au”) and 296 gpt silver (or “Ag”), or 568 gpt silver equivalent (“AgEq”; based on 75 (Ag):1 (Au) and calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold with average metallurgical recoveries of 86.6% silver and 98.9% gold). The Inferred Resource Estimate contained 401,600 ounces gold and 32,675,600 ounces silver, or 62,826,100 ounces of AgEq, using a 150 gpt AgEq cut-off grade and minimum true vein width of 1.5 metres.

SilverCrest’s Las Chispas Resource Summary – February 2018 (as amended)
Resource Category(1)(4)(5)(6)		Tonnes	Au gpt	Ag gpt	AgEq gpt	Contained Gold Ounces	Contained Silver Ounces	Contained AgEq(2) Ounces
Inferred		3,443,500	3.63	296	568	401,600	32,675,600	62,826,100
Inferred Resource Summary By Vein
Vein	Average True Width	Tonnes	Au gpt	Ag gpt	AgEq gpt	ContainedGold Ounces	Contained Silver Ounces	Contained AgEq(2) Ounces
Babicanora (3)	3.2	1,894,000	5.41	361	766	329,000	21,952,000	46,641,000
Includes Area 51	2.7	967,000	7.43	469	1,026	231,000	14,581,000	32,247,000
Las Chispas	3.0	171,000	2.39	340	520	13,000	1,874,000	2,861,000
Giovanni	2.0	607,000	1.37	237	340	27,000	4,633,000	6,641,000
William Tell	1.5	595,000	1.32	185	284	25,000	3,543,000	5,438,000
Historic Dumps	n/a	174,500	1.38	119	222	7,600	664,600	1,246,100
Notes:
(1)

Conforms to NI 43-101, Companion Policy 43-101CP, and the Canadian Institution of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED MARCH 31, 2018	TSX.V:SIL

(2)

AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold with average metallurgical recoveries of 86.6% silver and 98.9% gold.

(3)	Babicanora resource includes the Babicanora Vein and Babicanora Footwall Vein, and Giovanni resource includes the La Blanquita extension and Giovanni Mini Vein.
(4)	In situ vein resource is reported using a 150 gpt AgEq cut-off grade and minimum 1.5 m minimum true width, and surface stockpile resource is reported using a 100 gpt AgEq cut-off.
(5)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.
(6)	All numbers are rounded.

The maiden resource estimate was focused on only five of the 23 identified epithermal veins on the Property and covers over an estimated 3.5 kilometres of approximately 12 known kilometres of cumulative vein strike length in the district. The resource remains open in several directions depending on which vein is considered.

As planned and recommended in the Technical Report, the Company commenced Phase III exploration, estimated to cost $19.3 million or US$15.0 million. The Phase III exploration program at Las Chispas Property is expected to be completed by the first half of 2019 and will focus on the following:

•

expansion drilling on multiple veins, including the Babicanora Vein to fully test the strike length and depth and to drill-test the Amethyst, Babi Sur and La Victoria veins, as well as the Las Chispas Vein extension to the southeast;

•

with continued success on expanding the high-grade footprint of the Babicanora Vein to the southeast and at depth and permitting, the Company may commence construction of a decline and exploration development work of up to 1,000 cumulative metres in the next 12 months;

•

in-fill drilling will be considered later in 2018 to target the conversion of the Inferred Resource to the Indicated category. There is no certainty that these Inferred Mineral Resources will be converted to the Measured and Indicated categories through further drilling;

•	additional underground mapping and channel sampling of the Las Chispas Vein;

•	dedicated metallurgical testwork on resource areas;

•	expanded surface rights acquisitions; and

•	water exploration, permitting and rights purchase.

Throughout Phase III and with success of the above exploration and permitting work, the Company anticipates the delivery of an updated resource estimate by the third quarter of 2018, a preliminary economic assessment by the end of 2018, and construct an exploration decline with development for underground drilling by the first half of 2019.

Phase III Exploration
During Q1, 2018, the Company had five to seven core drills operating, and currently has five to seven core drills working on-site. As of April 30, 2018, SilverCrest has drilled 16,639 metres in Phase III and cumulatively 62,766 metres drilled in 237 holes since inception. All holes have intercepted epithermal quartz veining, stockwork veinlets, and/or breccia.

Some of the significant results of the Company’s Q1 drilling since the resource estimate have been recently reported on April 10, 2018 and April 17, 2018. In summary, the Company has expanded the high-grade footprint of the Babicanora area through step out drilling and delineated a previously unnamed vein in the Las Chispas area:

•

As reported on April 10, 2018, the Babicanora Vein high-grade footprint measures approximately 1,500 metres long by 180 metres high by 3.1 metres in average true width. Area 51 now measures approximately 500 metres long by 200 metres high by 3.0 metres in average true width. A total of 20 holes have now intersected the high-grade footprint of Area 51 with an average estimated grade of 10.37 gpt gold and 943.7 gpt silver, or 1,721 gpt AgEq (uncut, undiluted).

•

As reported on April 17, 2018, the Company added the Luigi Vein, a vein immediately adjacent to the Las Chispas Vein and accessible by underground working to its list of partially drilled tested veins. The Luigi Vein has a high-grade footprint that currently measures approximately 300 metres long by a minimum of 75 metres high by 1.7 metres in average true width, with a weighted average grade of 2.84 gpt gold and 416.6 gpt silver, or 629 gpt AgEq. SilverCrest discovered the Luigi Vein in the footwall of the Las Chispas Vein in mid-2017 but it remained un-named until the Company completed enough drilling to delineate an actual mineral vein.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC.

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED MARCH 31, 2018	TSX.V:SIL

Las Chispas Mining Concessions Update

In February 2018, the Company exercised its option for a mining concession by paying an advanced final balance as specified in the option agreement of $126,510 (US$100,000). Upon payment and execution of an assignment of the agreement, title for this mining concession was transferred to the Company.

In February 2018, the Company acquired an option to purchase the rights to a mining concession application from a local Mexican company for consideration of $35,006 (MX$500,000) (paid) and agreed to pay US$150,000 upon the Company’s acquisition of 100% title to the mining concession, when issued.

b.	Other properties and activities in Mexico

•	In March 2018, the Company incorporated a wholly owned subsidiary, Babicanora Agricola del Noroeste S.A. de C.V.

•

In late February 2018, the Company’s Mexico subsidiary, Minera La Llamarada, S.A. de C.V. (“Llamarada”) and Oro Gold de Mexico S.A. de C.V., a subsidiary of Marlin Gold, entered into an assignment of mining concession agreement for the sale and purchase of 100% title of the Guadalupe Mining Concession. The price agreed upon by the parties was US$500,000 plus value added tax (“IVA”) to be paid as follows: US$100,000 plus IVA on signing of the agreement (received); US$100,000 plus IVA no later than 12 months from the date of signing the agreement; and US$300,000 plus IVA no later than 24 months from the date of signing of the agreement.

•

In mid-March 2018, Llamarada purchased a 671.9 hectare ranch. The Company now owns approximately two thirds of the surface rights over the Las Chispas mining concessions. The remaining surface rights over the Las Chispas mining concessions are held by Llamarada under previously negotiated 20 year lease agreements.

c.	Corporate

The Company’s Q1, 2018 corporate highlights since January 1, 2018, are as follows:

•

Effective January 1, 2018, the Company appointed Mr. Christopher Ritchie as the Company’s President. Mr. Ritchie reports to CEO, N. Eric Fier. In connection with the appointment of Mr. Ritchie, the Company granted Mr. Ritchie 500,000 stock options exercisable at a price of $1.84 per share until January 2, 2023. These stock options vest over a one year period with 25% vesting after each of three months, six months, nine months, and twelve months, respectively. The Company also completed a private placement of 451,800 units at a price of $1.66 per unit for gross proceeds of $749,988 with Mr. Ritchie. Each unit consisted of one common share and one half-warrant. Each whole warrant entitles Mr. Ritchie to purchase one common share at a price of $2.29 per share until January 17, 2020. The Company did not pay a finder’s fee in connection with this private placement.

•

During Q1, 2018, the Company granted an additional 1,005,000 stock options to directors, officers, employees, and consultants that are exercisable at a price ranging between $1.94 and $2.37 per share expiring five years from the date of grant. These stock options vest over a one year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

d.	Subsequent events

Subsequent to March 31, 2018, the Company:

•

completed a prospectus offering whereby the Company issued 8,214,450 common shares at a price of $2.10 for gross proceeds of $17,250,345. Cash commissions of up to 6% of the gross proceeds were paid in connection with the prospectus offering. Refer to “5. Financing – Use of Proceeds – May 2018 Financing”.

•	reinstated the assignment agreement to purchase a 100% in the El Gueriguito concession by making a payment of US$50,000.

•	issued 755,500 common shares at $1.45 per share for gross proceeds of $1,095,475 upon the exercise of warrants.

2.	RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

During the Q1, 2018, comprehensive loss was $1,258,606, compared to $1,516,176 for Q1, 2017. The significant variations between these quarters included the following:

•

Exploration expenditures decreased for a recovery of $23,936 (Q1, 2017 – expense of $7,781) during Q1, 2018, as the Company was able to recover the payment of income tax installments in Mexico. This was offset by an increased number of visits to Mexico for corporate and exploration purposes not directly related to the Company’s properties.

•

Foreign exchange gain increased to $391,937 (Q1, 2017 – loss of $8,328) during Q1, 2018, from changes in the value of the Canadian dollar compared to the US dollar since Q1, 2017. As at March 31, 2018, the Company is primarily exposed to foreign currency risks through holding US dollar cash and cash equivalents of $5.4 million Canadian dollar equivalents (December 31, 2017 – $39,180).

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED MARCH 31, 2018	TSX.V:SIL

•	Professional fees increased to $62,642 (Q1, 2017 – $53,520) during Q1, 2018, due to added legal and accounting services at head office, as compared to Q1, 2017.

•	Rent and communications increased to $46,396 (Q1, 2017 – $40,803) during Q1, 2018, as the Company and Goldsource Mines Inc. (“Goldsource”) agreed to change the allocation of shared rent.

•

Remuneration increased to $239,068 (Q1, 2017 – $95,936) during Q1, 2018, as the Company had a higher head-count compared to Q1, 2017 and due to increased compensation packages for senior management and operational personnel as a result of performance reviews in Q4, 2017.

•	Shareholder and investor relations increased to $69,384 (Q1, 2017 – $53,051) during Q1, 2018, primarily due to an increase in services related to website, advertising and investor relations.

•	Technical consultants decreased to $6,000 (Q1, 2017 – $30,917) during Q1, 2018, as the consultants engaged in 2017 became employees of the Company in 2018.

•

Tradeshow and travel increased to $119,341 (Q1, 2017 – $86,948) during Q1, 2018, as the Company increased travel activities to have personnel attend trade and road shows in North America and Europe. In addition, during Q1, 2018, the Company held a number of investor and analyst site tours.

3.	LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date primarily through the issuance of common shares. The Company currently has no operations from which to derive revenues.

Assets

At March 31, 2018, the Company held $6.5 million (December 31, 2017 – $10.1 million) as cash and cash equivalents. The significant factors for the decrease in cash and cash equivalents from December 31, 2017 to March 31, 2018 include:

•	$1,092,700 (Q1, 2017 – $768,396) used in operating activities (see “2. Results of Operations and Financial Conditions”) for Q1, 2018;

•	$3,145,308 (Q1, 2017 – $1,110,498) used in investing activities, primarily from the payment of $2,968,126 (Q1, 2017 – $1,096,208) towards exploration and evaluation expenditures related to Las Chispas for Q1, 2018 (see “1.a. Highlights – Las Chispas Exploration”) and the purchase of property and equipment of $327,983 (Q1, 2017 – $18,029) which was offset by the receipt of an option payment of $126,007 (Q1, 2017 – $Nil); and

•	$639,495 (Q1, 2017 - $76,250) generated by financing activities, primarily due to the completion of a private placement financing in January, 2018 and option and warrant exercises.

The prepaids balance of $268,711 (December 31, 2017 – $108,195) consisted primarily of prepaid insurance, regulatory fees, and tradeshow and travel costs paid during Q1, 2018.

Taxes receivable increased to $2.2 million (December 31, 2017 – $1.5 million), which consisted of value added taxes in Mexico of $2,153,236 (December 31, 2017 – $1,526,702) and goods and services taxes in Canada of $24,708 (December 31, 2017 – $19,500) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance.

Property and equipment increased to $1.3 million (December 31, 2017 – $1.0 million) for the purchase of additional land (see “1.b – Highlights – Other properties and activities in Mexico”) and vehicles.

Exploration and evaluation assets increased to $17.0 million (December 31, 2017 – $14.0 million), primarily from costs incurred at Las Chispas for its Phase II and III exploration programs (see “1.a. Highlights – Las Chispas Exploration”).

Liabilities
As at March 31, 2018, accounts payable and accrued liabilities amounted to $778,068 (December 31, 2017 – $906,291), which relates to various contractual commitments in the normal course of business.

Liquidity outlook and risks
While SilverCrest currently has no source of revenue, the Company has cash and cash equivalents of $6.5 million contributing to working capital of $6.1 million (as of March 31, 2018). Together with the prospectus offering of $17.3 million which closed on May 17, 2018 (see “1.d. Highlights – Subsequent Events”), management believes there will be sufficient capital available to fund exploration activities, general working capital requirements as well, as property option payments for the next twelve months. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. In order to plan and complete the Phase III exploration program and meet property option payment commitments as detailed in the table below, the Company may require substantial additional financing, which is subject to a number of factors many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepared annual expenditure budgets which will be revised periodically based on results of its exploration programs, availability of financing and industry conditions.

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED MARCH 31, 2018	TSX.V:SIL

The following table reflects the Company’s property option payment commitments due by period as of March 31, 2018 in US dollars:

			Payment due by period
In USD	Total	< 1 year	1-2 years	3-5 years	> 5 years
Las Chispas Option Payments(1)	$3,135,000	$2,585,000	$550,000	$-	$-
Cruz de Mayo Option Payment(2)	755,000	100,000	100,000	150,000	405,000
Total(3)	$3,890,000	$2,685,000	$650,000	$150,000	$405,000

(1)

For Las Chispas, US$250,000 of the payment due June 3, 2018, and US$250,000 of the payment due December 3, 2018, may be settled, at the Company’s option, through the issuance of common shares of SilverCrest.

(2)

In May 2018, the Company reinstated the assignment agreement to purchase a 100% in the El Gueriguito concession by making a payment of US$50,000. The Company is scheduled to pay US$50,000 per year, commencing November 19, 2018, until the remaining aggregate amount of US$705,000 is paid.

(3)	Not included in the table above are concession tax payments, estimated at $197,000 per annum for all properties.

4.	COMMITMENT, EVENTS AND UNCERTAINTIES

Other than as disclosed below, there was no commitment, event or uncertainty which materially affected the Company’s operations, liquidity and capital resources during the three months ended March 31, 2018, or which may likely have a material effect going forward.

•	On October 1, 2015, as amended May 7, 2018, the Company entered into an operating lease agreement for office space which requires the Company to make the following lease payments:

2018	2019	2020	2021	2022	2023	TOTAL
$ 131,796	$180,397	$180,397	$180,397	$180,397	$105,232	$901,986

•

In March 2017, Llamarada filed a lawsuit in Mexico against Impulsora Minera Santacruz Silver, S.A. de C.V. (“IMSS”), a subsidiary of Santacruz Silver Mining Ltd. The suit demands that IMSS honor an agreement between the two Mexican subsidiaries whereby IMSS agreed to sell the El Gachi mining concessions located in Sonora, Mexico to Llamarada. Court proceedings will be in due course.

5.	FINANCING – USE OF PROCEEDS

December 19, 2017 Financing

On December 19, 2017, the Company completed a brokered private placement offering for gross proceeds of $10.1 million (see “1.c. Highlights – Corporate”). The following table compares the estimated use of net proceeds (other than working capital) and the actual use of the proceeds as of April 30, 2018.

	Use of Proceeds - Financing		Actual as of April 30, 2018
Description of expenditure	(in US$)	(in C$)	(in US$)	(in C$)
Drilling	2,600,000	3,250,000	1,945,813	2,418,062
Assays	200,000	250,000	237,610	295,278
Field and administrative costs	1,100,000	1,375,000	679,944	844,967
Option agreement, concession taxes and surface rights	1,600,000	2,000,000	314,720	391,102
Total	5,500,000	6,875,000	3,178,087	3,949,409

January 17, 2018 Financing
On January 17, 2018, the Company completed a private placement offering with Mr. Ritchie for gross proceeds of $749,988. Net proceeds from this private placement will be used for general working capital purposes.

May 2018 Financing
On May 17, 2018, the Company completed a prospectus offering of $17.3 million (see “1.d. Highlights – Subsequent Events”). The Company plans to use the net proceeds of the offering for updating the resource estimate and preparation of a preliminary economic assessment at the Las Chispas property; expansion and infill drilling along multiple veins at the Las Chispas property; Area 51 exploration decline at the Las Chispas property; assays, underground channel sampling, mapping, sampling and metallurgical testwork on historical in situ and muck material at the Las Chispas property; baseline work, additional surface rights acquisitions, water exploration and permitting at the Las Chispas property; option payments at the Company’s Las Chispas property; and general working capital and administrative purposes.

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED MARCH 31, 2018	TSX.V:SIL

6.	RELATED PARTY TRANSACTIONS

Professional fees
During the three months ended March 31, 2018, the Company paid or accrued professional fees of $19,707 (March 31, 2017 – $16,093) and capital stock issuance costs of $10,135 (March 31, 2017 – $Nil), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At March 31, 2018, $9,417 (December 31, 2017 – $103,195) was payable to Koffman Kalef LLP.

Key management compensation
The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s Chief Executive Officer (“CEO”), President, and Chief Financial Officer (“CFO”). Key management personnel compensation is summarized as follows:

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017
Management fees (1)	$57,500	$61,250
Management remuneration(2)	94,940	33,766
Director fees	16,796	17,296
Share-based compensation(3)	956,213	951,606
	$1,125,449	$1,063,918

(1)	In 2018 and 2017, management fees were paid to a company controlled by the CEO. In 2017, management fees were paid to a company controlled by the former Executive Vice President of the Company.
(2)	In 2018 and 2017, remuneration and short-term benefits were paid to the President and CFO. In 2017, remuneration and short-term benefits were paid to the CFO.
(3)	Share-based compensation is the fair value of the vested portion of stock options that have been granted to directors and officers of the Company.

Other transactions
During the three months ended March 31, 2018, the Company paid remuneration of $61,838 (March 31, 2017 – $40,355) to two employees (Stephany Fier and Nathan Fier) providing technical services who are immediate family members of the CEO, of which $37,869 (March 31, 2017 – $30,133) was recorded as exploration and evaluation expenditures and $23,969 (March 31, 2017 – $10,222) was expensed. The Company also recorded share-based compensation of $83,290 (March 31, 2017 – $67,838) for the vested portion of stock options granted to these employees of which $54,270 was recorded as exploration and evaluation expenditures and $6,875 was expensed.

The Company has an allocation of costs agreement with Goldsource, a company related by common directors and officers (Graham Thody, N. Eric Fier, and Nicholas Campbell), whereby the Company shares salaries, administrative services, and other reimbursable expenses. During the three months ended March 31, 2018, the Company allocated to Goldsource $45,118 (March 31, 2017 – $49,375) for its share of these expenses, of which $60,168 (December 31, 2017 – $61,104) was receivable from Goldsource at March 31, 2018.

7.	RISK FACTORS

In addition to liquidity risks described above in section 3, readers of this Interim MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form filed May 10, 2018, available on www.silvercrestmetals.com and under the Company’s SEDAR profile on www.sedar.com. Important risk factors to consider among others are:

•	Risks inherent in the mining business
•	No history of operations or earnings
•	No mineral production
•	Global financial conditions
•	Competitive conditions
•	Commodity markets
•	Insurance and uninsured risks
•	Foreign mineral properties
•	Surface rights
•	Key personnel
•	Additional capital and financing risks

SILVERCREST METALS INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS
QUARTER ENDED MARCH 31, 2018	TSX.V:SIL

8.	FORWARD-LOOKING STATEMENT

This Interim MD&A contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the Company’s outlook, the strategic plans, timing and expectations for the Company’s exploration, rehabilitation and drilling programs of Las Chispas, including drilling test water wells, permitting for various work, and optimizing and updating the Company’s resource model and preparing a preliminary economic assessment; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; the accessibility of future mining at Las Chispas; intended use of proceeds and scheduled closing date for the Offering; expectations regarding the Company’s ability to manage capital resources and meet working capital requirements; and the Company’s claim regarding the El Gachi property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; effects of regulation by governmental agencies; and the outcome of the claim regarding the El Gachi property. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this Interim MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

9.	QUALIFIED PERSON

Technical information contained in this Interim MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, and CEO for the Company, who is a ‘Qualified Person’ for the purpose of NI 43-101.

10.	ABOUT THE COMPANY

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project, resulting in numerous discoveries. As at March 31, 2018, the Company has a total of six exploration properties, Las Chispas, Cruz de Mayo, Guadalupe (currently optioned to a third party), Huasabas, Angel de Plata, and Estacion Llano. Details of the Company’s properties are available on the Company’s website, www.silvercrestmetals.com.